Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 5, 2021

Mr. Nicholas Lamparski

Ms. Mara L. Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Chain Bridge I Amendment No. 4 to Registration Statement on Form S-1 Filed November 1, 2021 File No. 333-254502

Dear Mr. Lamparski and Ms. Ransom:

This letter is confidentially submitted on behalf of Chain Bridge I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1, filed on November 1, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated November 5, 2021 to Michael Rolnick, the Company’s Chief Executive Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 5 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 4 to Registration Statement on Form S-1 filed November 1, 2021

Exhibits

1.       Reference is made to Exhibit 23.1. Please amend to file a consent signed by your independent registered public accounting firm.

Response to Comment No. 1: The Company respectfully advises the Staff that it has filed a consent signed by our independent registered public account firm as Exhibit 23.1 to the Amended Registration Statement.

* * * * *

Mr. Lamparski

Ms. Ransom

U.S. Securities and Exchange Commission

November 5, 2021

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,
/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

cc: Michael Rolnick, Chief Executive Officer, Chain Bridge I
Jocelyn Arel, Esq., Goodwin Procter LLP